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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2017

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer KC-390 arrives in the United States for a series of flight trials

Jacksonville, FL, November 20th, 2017 – The new Embraer KC-390 multi-mission military transport and tanker jet will start a series of flight trials in the United States as part of its flight test campaign for certification. The aircraft left Brazil last Saturday and today arrived at Embraer´s facility in Jacksonville, Florida.

For the next two to three weeks, the aircraft will be performing tests in the avionics systems, measurement of external noise and operations with cross wind.

“The KC-390 sets new standards in the market and the flight test campaign is progressing extremely well matching the aircraft design goals,” said Jackson Schneider, president and CEO of Embraer Defense & Security. “We are very satisfied with the maturity that this product has already reached and fully confident that its certification will be achieved as scheduled.”

The KC-390 is capable of carrying out various missions, such as transporting cargo, troops or dropping paratroopers, and aerial refueling, search and rescue, medical evacuation and aerial firefighting, in addition to supporting humanitarian missions. The aircraft can transport up to 26 metric tons of cargo at a maximum speed of 470 knots (870 km/h), as well as operate in hostile environments, including from unprepared or damaged runways.

Since the start of the flight test campaign, in October 2015, both KC-390 prototypes have demonstrated high rates of availability, accumulating more than 1,450 flight hours. The Initial Operational Capability should be achieved by the end of this year and first delivery is scheduled to happen in 2018.

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About Embraer

Embraer is a global company headquartered in Brazil with businesses in commercial and executive aviation, defense & security. The company designs, develops, manufactures and markets aircraft and systems, providing customer support and services.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. About every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

PRESS OFFICES

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Europe, Middle East and Africa

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Corporate Communications press@embraer.com.br Cell: +55 12 98152 4845 Tel.: +55 11 3841 6085	Alyssa Ten Eyck ayeck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 21, 2017

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer